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10026996

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken — 860 843 3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JD 3/10/2010

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

For conditions of confidential treatment of certain portions of this filing, see section 240.17-a(e)(3).

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hartford Securities Distribution Company, Inc., as of December 31, 2009 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken 2/25/10

Signature Date

CFO / Controller

Title

Subscribed and sworn to before me on this 25th day of February, 2010.

[signature]

Notary Public

Comm. Exp. 10/31/2014

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.
Simsbury, CT:

We have audited the accompanying statement of financial condition of Hartford Securities Distribution Company, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hartford Securities Distribution Company, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2010

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 31,175,282
Cash segregated	1,800,000
Accounts receivable	16,004,095
Prepaid commissions	3,143,222
Deferred Federal income tax asset due from affiliate	1,927,707
Due from affiliates	1,640,130
Other assets	266,714
TOTAL ASSETS	$ 55,957,150

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Customer payables	$ 755,868
Due to affiliates	17,502,897
Accounts payable and accrued liabilities	19,448,185
Federal income tax payable due to affiliate	264,817
Total liabilities	37,971,767
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 25,000 shares authorized and outstanding	25,000
Additional paid-in-capital	45,816,776
Accumulated deficit	(27,856,393)
Total stockholder's equity	17,985,383
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 55,957,150

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Underwriting income	$ 435,701,067
Mutual fund revenue	70,628,868
Wholesaling revenue	64,353,893
Investment management and administration fees	36,755,573
Commissions	2,390,246
Other revenue	2,938,067
Total revenues	612,767,714
EXPENSES:	
Underwriting expense	435,701,067
Commission expense	55,876,713
General and administrative expenses	54,687,136
Recordkeeping expense	27,451,102
Compensation expense	24,637,587
Wholesaling expenses	11,801,498
Other expenses	3,307,191
Investment management expense	1,634,007
Trading and clearing expense	1,289,533
Total expenses	616,385,834
LOSS BEFORE FEDERAL INCOME TAX BENEFIT	(3,618,120)
FEDERAL INCOME TAX BENEFIT	1,251,431
NET LOSS	$ (2,366,689)

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,366,689)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Stock-based compensation	147,307
Increase in deferred Federal income tax asset	(458,400)
(Increase) decrease in operating assets:	
Increase in cash segregated under federal regulations	(800,000)
Increase in accounts receivable	(2,771,443)
Increase in due from affiliates	(489,629)
Increase in other assets	(266,714)
Decrease in prepaid commissions	385,003
Decrease in Federal income tax receivable from affiliate	849,044
Increase (decrease) in operating liabilities:	
Increase in due to affiliates	13,161,865
Increase in accounts payable and accrued liabilities	8,942,421
Increase in Federal income tax payable due to affiliate	264,817
Increase in customer free credits	113,174
Net cash provided by operating activities	16,710,756
NET INCREASE IN CASH AND CASH EQUIVALENTS	16,710,756
CASH AND CASH EQUIVALENTS, Beginning of year	14,464,526
CASH AND CASH EQUIVALENTS, End of year	$ 31,175,282
Supplemental cash flow disclosures:	
Federal income tax receipts from The Hartford	$ 1,918,881
Federal income tax payment to The Hartford	$ (11,989)
Supplemental non-cash financing activity:	
Non-cash capital contributions from affiliate	$ 147,307

See notes to financial statements.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2008	$ 25,000	$ 45,669,469	$ (25,489,704)	$ 20,204,765
Capital contributions from affiliate	-	147,307	-	147,307
Net loss	-	-	(2,366,689)	(2,366,689)
BALANCE, DECEMBER 31, 2009	$ 25,000	$ 45,816,776	$ (27,856,393)	$ 17,985,383

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as an underwriter for variable annuity and certain variable life insurance contracts issued by the Parent and its affiliates. The Company pays compensation to its registered representatives and commissions to third party broker-dealers on the sale of variable life and annuity contracts. The Company also serves as distributor for its affiliate, the Hartford HLS Mutual Funds (the "Funds").

The Company is the distributor of the West Virginia College Savings Program ("SMART529 Plan"). Certain mutual funds of the underlying SMART529 Plan are sponsored by the subsidiaries of the Parent.

The Company acts as a non-bank custodian for retirement plans and executes and clears trades on behalf of the plans. In this capacity, the Company carries customer funds and securities and is subject to the customer protection rule, Exchange Act Rule 15c3-3 ("Rule 15c3-3").

The Company acts as a distributor and recordkeeper for certain retirement plan products offered by its affiliates. The Company has an agreement with an affiliate, Hartford Retirement Services, LLC ("HRS"), to perform the recordkeeping services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and short-term investments in money market instruments with an original maturity of 30 days or less. All cash equivalents held by the Company at December 31, 2009, are classified as Level 1.

Cash Segregated– The Company segregates cash in a special reserve bank account for the benefit of customers as defined under Rule 15c3-3.

Prepaid Commissions – The Company capitalizes commissions paid to broker-dealers associated with the sale of certain Class A, B and C shares of SMART529 plan investment options. Prepaid commissions are amortized over a period that is concurrent with expected fees including contingent deferred sales charges ("CDSC") for shareholders who sell their shares within the CDSC period. Prepaid commissions for Class A, B and C shares are amortized over 18 months, 72 months and 12 months, respectively.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short-term nature of these assets and liabilities.

Underwriting Income and Expense – Variable insurance product underwriting income and expense are recorded upon the sale of the product.

Mutual Fund Revenue - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees each month from mutual funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets. The Company also receives other fund revenues, which are accrued in accordance with applicable agreements. These revenues are calculated based on average daily net assets.

Wholesaling Revenue and Expense – The Company incurs wholesaling expense in the normal process of wholesaling various retirement products and receives wholesaling revenue from its affiliate, Hartford Life Insurance Company ("HLIC"), to compensate for these costs.

Investment Management and Administration Fees – The Company receives investment management fees from the underlying mutual funds of the SMART529 Plan. The Company receives administration fees from the underlying mutual funds of various retirement products for which the Company acts as distributor.

Commission Expense – Commission expense is accrued monthly based upon the terms in the individual selling agreements.

Subsequent events – Management has evaluated events subsequent to December 31, 2009 and through the Company's financial statement issuance date of February 25, 2010, noting there are no subsequent events requiring disclosure or adjustment. Management has not evaluated subsequent events after that date for presentation in these financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company acts as an underwriter for insurance contracts issued by its affiliates, and also serves as the distributor of the Parent's SMART529 Plan. For the year ended December 31, 2009, the Company received from an affiliate, Hartford Life Insurance Company ("HLIC"), $2,541,568 as reimbursement for certain expenses incurred in performing these functions and other general expenses and $435,701,067 for underwriting the insurance contracts. The Company also received $3,434,836 in distribution fees from related party mutual funds which are investment options in the SMART529 Plan. In addition, the Company recorded severance expenses and subsequently received reimbursement from HLIC in the amount of $1,314,950 related to position eliminations made in 2009.

For the year ended December 31, 2009, the Company was allocated $54,687,136 by its affiliate, Hartford Life and Accident Insurance Company ("HLA"), for general and administrative expenses.

As distributor of the Funds, the Company received 12b-1 compensation of $17,390,330 from the Funds for the year ended December 31, 2009.

As distributor and recordkeeper of retirement products for its affiliates, the Company received $63,038,943 of wholesaling revenue from HLIC and paid recordkeeping expenses of $27,451,102 to affiliates.

For the year ended December 31, 2009, the Company paid $887,446 for wholesaling services provided by an affiliate of the Company. The Company deferred $196,542 of this expense, in accordance with the prepaid commission policy described above.

The Company has an agreement with an affiliate, Hartford Investment Financial Services Company, LLC ("HIFSCO"), which entitles the Company to receive a portion of the investment advisory fees earned by HIFSCO on the mutual funds underlying the SMART529 Plan. For the year ended December 31, 2009, the Company recorded $5,128,245 of such revenue. The Company recorded $308,631 of expenses for sub-advisory services provided to the SMART529 Plan by HIMCO, a subsidiary of The Hartford.

The Company has an agreement with an affiliate, Woodbury Financial Services, Inc. ("WFS") to pay WFS a percentage of the contributions generated by WFS for the SMART529 Plan. For the year ended December 31, 2009, the Company recorded an expense of $9,671 related to this agreement.

The Company recorded a non-cash capital contribution of $147,307 from its affiliate relating to stock-based compensation allocated to the Company.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. BENEFIT PLANS

The Company is allocated certain expenses related to benefit plans for employees of The Hartford that provide services to the Company.

The Hartford provides noncontributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last 10 years of employment. The Hartford's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, and the maximum amount that can be deducted for U.S. federal income tax purposes. Generally, pension costs are funded through the purchase of group pension contracts sold by affiliates of The Hartford.

The Hartford also provides certain health care and life insurance benefits for eligible retired employees. The contribution for health care benefits depends on the retiree's date of retirement and years of service. In addition, this benefit plan has a defined dollar cap which limits average company contributions.

Employees of The Hartford are eligible to participate in The Hartford's Investment and Savings Plan which is a defined contribution savings plan operated in accordance with Section 401 of the Internal Revenue Code. Under this plan, contributions, which may be invested in Class A Common Stock of The Hartford and certain other investments, are matched to a limit of 3% of compensation. The cost allocated to the Company for pension-related expenses, health care and life insurance benefits, and contributions to The Hartford's Investment and Savings Plan, along with other employee benefits that include unemployment and social security costs, in the amount of $5,214,297 are included in compensation expense.

5. FEDERAL INCOME TAXES

The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are

considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

Federal income tax expense (benefit) is as follows:

		2009
Current	$	(793,032)
Deferred		(458,399)
Total Federal Income Tax Expense (Benefit)	$	(1,251,431)

The Company recognizes Federal income taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets include the following as of December 31:

		2009
Deferred Tax Asset		
Alternative minimum tax credit	$	1,639,184
Other		288,523
Total Deferred Tax Assets	$	1,927,707

Management has continued to evaluate whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required to have been recorded. The Company is not aware of any Federal income tax positions for which it is reasonably possible that the total amounts of unrecognizable tax benefits will change materially in the next twelve months. The 2007 through 2009 tax years generally remain subject to examination by U.S. Federal and most state tax authorities.

The Company had current Federal income tax payable of $264,817 as of December 31, 2009.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3. At December 31, 2009, the Company had net capital of $3,532,260 which was $3,282,260 in excess of its required net capital of $250,000.

7. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management expects that the ultimate liability, if any, with respect to such normal-

course claims litigation, will not be material to the financial condition, results of operations or cash flows of the Company.

FINRA Arbitration

A FINRA arbitration has been commenced by an individual who purchased a variable annuity issued by The Hartford and sold through an unaffiliated broker-dealer. The claimant alleges that the variable annuity was an unsuitable investment for his particular circumstances. The statement of claim requests damages of approximately $140,000 and also requests an award of $1 million in punitive damages. The Hartford denies liability and is vigorously defending this case.

Reimbursement

In the event that litigation results in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

* * * * * *

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2009

STOCKHOLDER'S EQUITY	$ 17,985,383
LESS FIDELITY BOND DEDUCTIBLE IN EXCESS OF SRO LIMITS	(220,000)
TOTAL CAPITAL	17,765,383
LESS NONALLOWABLE ASSETS:	
PREPAID COMMISSIONS AND OTHER ASSETS	(3,409,936)
ACCOUNTS RECEIVABLE	(6,653,953)
DEFERRED FEDERAL INCOME TAX ASSET DUE FROM AFFILIATE	(1,927,707)
DUE FROM AFFILIATES	(1,640,130)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (Tentative Net Capital)	4,133,657
LESS HAIRCUTS ON SECURITIES	(601,397)
NET CAPITAL	3,532,260
NET CAPITAL REQUIREMENT (the greater of $250,000 or 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 3,282,260

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2009 Focus Part II report filed on January 27, 2010.

Schedule (h)

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

CREDIT BALANCES		
Free credit balances and other credit balances in customers' accounts	$	845,697
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to by in transfer by the transfer agent or the issuer		
Total Credit Items		845,697
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver of customers' securities not older than 30 calendar days		
Other		
Gross Debits		-
Less 1% charge		
Total Debit Items		-
RESERVE COMPUTATION		
Excess of total credits over total debits	$	845,697
Amount held on deposit in "Reserve Bank Account"	$	1,800,000
Required deposit	$	-

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2009 Focus Part II report filed on January 27, 2010.

HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$0
A. Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$0
A. Number of items	0

NOTE: No material differences exist between the computation of the reserve requirement above and that included in the Company's unaudited December 31, 2009 Focus Part II report filed on January 27, 2010.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury CT

In planning and performing our audit of the financial statements of Hartford Securities Distribution Company, Inc. (the "Company"), as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance, where applicable, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in

internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors; management; the SEC; Financial Industry Regulatory Authority, Inc.; and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP